Exhibit 99.1

Ballard Power Systems Report 2002 Results

For Immediate Release — February 19, 2003

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) today reviewed its achievements against goals for 2002 and reported its financial results for the fourth quarter and the year ending December 31, 2002. All amounts are reported in U.S. dollars.

“Ballard had a very solid fourth quarter, capping off an extraordinary year for our company,” said Dennis Campbell, Ballard’s President and Chief Operating Officer. “In 2002, our sales revenue increased more than 150 percent from 2001 levels as we completed the integration of XCELLSIS and Ecostar into Ballard on time and under budget. During the year we introduced four new products to the market and began implementing a revised business plan which, when combined with increased partner commitments and cash conservation measures, has enabled Ballard to put in place the most basic building block of a successful enterprise — sustainability. We also witnessed landmark events in the fuel cell industry in 2002 as Honda became the first automaker to certify and introduce for customer use, a true zero emission vehicle powered by a fuel cell — a Ballard® fuel cell, and First Alert/Powermate introduced the world’s first commercial proton exchange membrane (PEM) fuel cell power generation product.”

Ballard’s revenue in the fourth quarter and fiscal year ending December 31, 2002 was $29.3 million and $90.9 million, respectively, compared to $13.3 million and $36.2 million for the same periods in 2001. Net loss for the quarter and fiscal year ending December 31, 2002 was $35.3 million ($0.33 per share) and $147.7 million ($1.40 per share) respectively, compared to a loss of $36.0 million ($0.37 per share) and $96.2 million ($1.05 per share) for the same period in 2001. Excluding integration and restructuring related costs, the loss for the quarter was $24.3 million ($0.23 per share) and $120.2 million ($1.14 per share) for the year ending December 31, 2002. The changes in financial results between the two periods were a result of the acquisition of XCELLSIS and Ecostar that occurred in November 2001, combined with the overall growth in Ballard’s business and the impact of Ballard’s integration and restructuring initiatives.

“Ballard’s revenues of $90.9 million for 2002 exceeded our guidance of $82 million,” said Dave Smith, Ballard’s Chief Financial Officer. “We expect our revenue to continue to grow in 2003 and have provided guidance in the range of $110 to $120 million for the year. Ballard also made significant progress in reducing cash consumption and limiting our integration and restructuring expenses. Our operating and capital cash consumption was $117.9 million in 2002 compared to our guidance range of $122 to $142 million. Cash expenditure for integration and restructuring related to the acquisition of XCELLSIS and Ecostar, was $27.5 million compared to our guidance of $36.0 million. We expect to see a further decrease in our cash consumption for operating and capital

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com expenditures in 2003 due to simplification and streamlining of operations, our focus on core activities and continued cost reduction initiatives. Our cash consumption guidance for 2003 is $80 million for operating and capital expenditures and $9 million for restructuring.”

Ballard sets goals each year to measure its progress in advancing its business. Ballard achieved 8 of its 10 published goals for 2002. The goals and related achievements for 2002 are described below.

•      Achieve annual revenue target. Ballard achieved revenue of $90.9 million, exceeding its target of $82 million.

•                  Complete integration of the acquired XCELLSIS and Ecostar businesses into Ballard to achieve cash burn target. The integration was successfully completed and Ballard’s 2002 cash consumption of $117.9 million plus an additional $27.5 million for integration and restructuring related to the acquisition, was below the low-end of Ballard’s target for 2002 of $122 million plus $36 million for integration and restructuring.

•                  Deliver fuel cell engines to customers for California Fuel Cell Partnership (CaFCP) demonstrations. Ballard delivered fuel cell engines to two customers who participate in the CaFCP. The CaFCP currently has a fleet of 20 fuel cell vehicles and is planning to increase the size of that fleet to 60 fuel cell vehicles by the end of 2003.

•                  Commence deliveries of fuel cell engines to DaimlerChrysler for European bus program. Ballard shipped the first nine of 30 engines to DaimlerChrysler’s Mannheim bus assembly plant in 2002, with the remaining engines to be delivered in 2003. DaimlerChrysler will integrate the bus engines into the buses for delivery, beginning in 2003, under the European Fuel Cell Bus Program.

•                  Commence deliveries of electric drives for Ford TH!NK City automobile. This goal was not achieved. Ford cancelled its TH!NK City battery electric vehicle program in September and announced its plans to focus its resources on hybrid and fuel cell powered vehicles.

•                  Commence deliveries of electric drives for airport ground support equipment to an original equipment manufacturer (OEM). In 2002, Ballard delivered 136 electric drive systems to three different ground support equipment OEM customers. In turn, Ballard’s customers delivered vehicles with Ballard’s electric drive system to 13 North American airports, one U.S. Air Force base and one industrial facility.

•                  Complete next generation engineering demonstration prototype of Nexa™ power module. Ballard developed and tested a next generation engineering demonstration prototype of the Nexa™ power module, incorporating a new and innovative stack design. These advances, when combined with a new, lower-cost membrane electrode assembly under development in 2003, should significantly reduce the cost of the Nexa™ power module for 2004 sales.

•                  Complete pre-commercial engineering demonstration prototype 1 kW combined heat and power (cogeneration) system for the Japanese residential market. The pre-commercial PEM fuel cell combined heat and power system was completed in 2002 and unveiled in January 2003. This industry leading system achieved a 17 percent reduction in volume and a 92 percent combined efficiency, an increase of 14 percent when compared to the previous generation introduced in January 2002.

•                  Complete next generation engineering demonstration prototype 60 kW stationary generator. This goal was not achieved. As part of its effort to achieve a sharper focus and reduce expenses, Ballard made the decision to suspend development of this prototype. Ballard will re-evaluate this product when it completes further development of the automotive fuel cell engine on which the power generator is based.

•                  Commence deliveries of power converters for backup stationary generators. Ballard delivered its first power converter to a customer in September for use in testing various power generator devices. UL 1741 certification was also achieved in September.

In addition to Ballard’s achievements against its stated goals, other significant accomplishments in 2002 are discussed below.

The acquisition of XCELLSIS and Ecostar has given Ballard a strategic advantage and provided a number of technologies and products from which Ballard will earn early recurring revenues. In 2002, a number of products were introduced, including power conversion products, electric drives for airport ground support equipment, a gas diffusion layer material for fuel cells and natural gas and hydrogen internal combustion engine generator sets.

In 2002, Ballard’s automotive customers began detailing their planned fuel cell activities.

•                  DaimlerChrysler introduced its F-Cell fuel cell vehicle and announced plans to place this model with customers in Europe, Japan, Singapore and the U.S. starting in 2003 as part of a 60-vehicle global fleet demonstration program.

•                  Ford built 15 prototype Focus FCV fuel cell vehicles in 2002. Ford recently stated its intention to place 60 Focus FCV fuel cell vehicles on the road starting in 2003.

•                  Honda introduced its FCX fuel cell vehicle and began delivering vehicles to customers in the U.S. and Japan. Ballard signed a three-year supply agreement to support Honda’s plans to demonstrate a fleet of 30 fuel cell powered vehicles, beginning in 2002.

•                  Ballard received an order from Gillig Corporation for delivery of three heavy-duty Ballard® fuel cell engines for the Santa Clara Valley Transportation Authority in 2004.

In December, Ballard revised its five-year business plan to emphasize sustainability, speed and execution to strengthen Ballard’s leadership position in the fuel cell industry. In executing the plan, Ballard is simplifying and streamlining the organization, focussing on core development activities, relying on an increasingly able supply base, developing products in non-fuel cell markets to build a recurring revenue base and consolidating its technology development efforts to gain speed and efficiency. In addition, DaimlerChrysler and Ford agreed, in principle, to provide new funding commitments of $97 million towards the development of the next generation fuel cell engine.

On the strength of several significant achievements and after demonstrating Ballard’s ability to address market concerns related to cash conservation, Ballard raised $100 million through an equity financing in December. Ballard believes that, as a result of the offering and the funding commitments from DaimlerChrysler and Ford, it has sufficient cash resources to fund its planned operations beyond 2007 and, therefore, has significantly improved its ability to achieve positive cash flow from operations.

“We have made tough but necessary decisions that strengthen the company and confirm the sustainability of our business,” said Firoz Rasul, Ballard’s Chairman and Chief Executive Officer. “We now have cash resources and funding commitments in excess of $500 million. Our company has never been in a stronger position to execute its plans.”

EBARA BALLARD, jointly-owned by Ballard and EBARA Corporation, recently demonstrated its advances in the fuel cell industry with the introduction of the pre-commercial 1 kW stationary combined heat and power fuel cell generator, which builds upon the engineering prototype fuel cell generator unveiled in January 2002. Ballard’s improvements in fuel cell technology and EBARA BALLARD’s improvements in the balance of plant have produced a system that leads the industry in efficiency, performance and size. Follow-on agreements have been signed with Tokyo Gas and Osaka Gas to further develop 1 kW fuel cell systems, and for Ballard to obtain worldwide rights to the fuel processing technology of each company. EBARA also agreed to develop pilot scale manufacturing processes and equipment for Ballard’s BAM® grafted proton exchange membrane, combining EBARA’s core processing and manufacturing capabilities with Ballard’s expertise in membrane development for Ballard® fuel cells.

In advancing the simplification of its Stationary Fuel Cell Alliance, Ballard acquired the interest of ALSTOM Canada Inc. in Ballard’s subsidiary, Ballard Generation Systems, through the issuance of 2.5 million Ballard common shares. In place of the exclusive distribution and manufacturing rights for Europe, previously held by ALSTOM BALLARD GmbH, a jointly owned company, ALSTOM SA has been granted a non-exclusive worldwide (except for Japan) distribution right for Ballard’s stationary fuel cell systems. ALSTOM BALLARD will continue to oversee Ballard’s 250 kW stationary generator field trial program in Europe.

A conference call will be held today to discuss the results for the fourth quarter and year end at 7:00 a.m. PST (10:00 a.m. EST). Access to the call may be obtained by calling the operator at

416.640.1907 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 234020#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay for two weeks.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

MANAGEMENT’S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS

In this Management’s Discussion & Analysis, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

In December 2002, we completed two significant transactions involving the issuance of our common shares. On December 18, 2002, we completed an acquisition of the interest of ALSTOM Canada Inc. (“ALSTOM”) in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 2.5 million of our common shares. After the completion of this transaction and on the completion of the purchase by us of the interest of FirstEnergy Corp. (“FirstEnergy”) (formerly GPUI International Inc.) in BGS, which is expected to close in 2003, we will own 100% of BGS. On December 30, 2002, we completed a $100.2 million equity financing ($95.1 million after issue costs) involving the issuance of 7.7 million of our common shares. The common shares were sold to a syndicate of Canadian underwriters at a price of Cdn.$20.25 or U.S.$13.016 per common share.

On December 9, 2002, we announced a five-year plan (the “Corporate Restructuring”) that provides for a significant reduction in cash consumption, an organizational restructuring, including a reduction of approximately 400 employees, development funding for our next generation transportation fuel cell engine and the further commitment of our vehicular alliance partners. The organizational restructuring involves the combining of three of four segments (Transportation, Power Generation and Electric Drives and Power Conversion) into a single, functional organization. This structure is designed to be more efficient and to enable us to focus on and accelerate the development of our core technologies while at the same time reducing administrative overhead expense. Our Material Products segment will continue to operate as a separate segment. We expect the Corporate

Restructuring to result in a charge to earnings of approximately $15 million, of which $11.0 million was recorded in 2002. As we operated under the previous five reporting segments for almost all of 2002, we have not changed our reporting structure for 2002, but will do so in 2003.

As hydrogen has emerged as the fuel of choice for our automotive customers, we are exploring ways to maximize the value of our fuel processing technology.  These options include a partnership or joint venture, the licensing of our fuel processing technology to others, the potential sale of the fuel processing business or other similar arrangements.  The implementation of this strategy is not critical to the success of our five-year plan.

During 2001, we made three acquisitions that significantly expanded our business. On May 25, 2001, we acquired the carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. (BMP). On November 30, 2001, we increased our ownership of XCELLSIS AG (now called Ballard Power Systems AG (“BPSAG”)) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (now called Ballard Power Systems Corporation (“BPSC”)) to 100%.  Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) in exchange for common shares.  Collectively, BPSAG, BPSC and BMP are referred to in this discussion and analysis as the “Acquired Businesses”.  Due to the timing of the acquisitions of BPSAG and BPSC in November 2001, the results of these two businesses account for the majority of the differences in our consolidated results for 2002 from those reported in 2001.  To a lesser extent, the inclusion of the results of BMP beginning in May 2001 also accounted for some of the differences in the results for 2002 relative to 2001.

As a result of the purchase of the Acquired Businesses, during 2002 we changed the way we manage our business with respect to making operating decisions and assessing performance and as a consequence changed our segmented reporting into five reportable segments: Technology and Corporate; Power Generation; Transportation; Electric Drives and Power Conversion; and Material Products. Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane (“PEM”) fuel cells and corporate administrative services. The Power Generation segment develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Our Transportation segment develops, manufactures and markets complete PEM fuel cell engines and PEM fuel cell components for the transportation market.  The Electric Drives and Power Conversion segment develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine power generator products.  The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Our net loss for the year ended December 31, 2002 was $147.7 million, or ($1.40) per share, compared with a net loss of $96.2 million or ($1.05) per share during the same period in 2001. The higher loss during the year was primarily due to a loss of $65.4 million from the Acquired Businesses in 2002, compared to $31.6 million in 2001, as the acquisitions primarily occurred late in 2001. As well, we incurred $27.5 million of business integration and restructuring costs, compared to $3.7 million in 2001 as most of these costs were incurred in 2002. The increased loss for 2002 arising from losses of the Acquired Businesses and business integration and restructuring costs, was partly offset by the benefit of cost reduction initiatives in our Vancouver locations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Cash used by operations and capital expenditures for the year ended December 31, 2002, excluding acquisition and business integration and restructuring expenditures, was $117.9 million, compared to $71.7 million during 2001 due primarily to the increased cash requirements of the Acquired Businesses in 2002 as compared to 2001.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

We earn revenues under certain contracts to provide engineering services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Warranty Provision

In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products.  Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

Inventory Provision

In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete.  Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made.  Unforeseen changes in these factors could result in additional inventory provisions being required.

Investments

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost depending on whether or not we have the ability to exercise significant influence over the company or partnership. Should circumstances indicate that an impairment in the value of these investments has occurred that is not temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining if an impairment in the value of these investments that is not temporary has occurred.

Intangible Assets and Goodwill

As a result of the acquisitions made in 2001, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill for potential impairment. Should circumstances indicate that an impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

As of January 1, 2002, we adopted the standard in Section 3062 “Goodwill and Other Intangible Assets”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook to be applied prospectively. Under the standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of the goodwill is charged to earnings. At year-end, we tested for goodwill impairment in each of our reporting units using a discounted cash flow and cost methodology and have determined that there has been no impairment of goodwill.

Effective January 1, 2002, we adopted, on a prospective basis, the standard in section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires that we account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the date of grant. Under the new accounting standard, our share distribution plan is deemed to be compensatory.  Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2002 were $90.9 million, an increase of $54.7 million or 151% as compared to 2001. The improved revenues for 2002 primarily reflect revenues from the Acquired Businesses of $57.9 million for 2002, compared to $11.4 million in 2001.  As well, engineering service and other revenues (excluding such revenues from the Acquired Businesses) increased by $9.3 million from 2001. Revenues in 2002 from the Acquired Businesses were primarily from the sale of light and heavy-duty PEM fuel cell engines by our Transportation segment, engineering services revenues from both our Transportation segment and our Electric Drives and Power Conversion segment, a $3.0 million termination payment received related to a contract with an original equipment manufacturer (“OEM”) to manufacture power electronics for a microturbine application, and the sale of friction materials by our Material Products segment.  Engineering service revenues reflect the achievement of predefined program development milestones for our customers. The related costs of providing these services are included in research and development expenses.

During 2001, revenues were $36.2 million, an increase of $10.4 million or 40% from 2000. The improved revenues for 2001 reflect revenues from the Acquired Businesses of $11.4 million, increased purchases of fuel cells by automobile manufacturers and the sale of portable fuel cells to several OEMs.

Cost of product revenues for the year ended December 31, 2002 were $67.1 million, an increase from 2001 of $33.7 million or 101%. Cost of product revenues from the Acquired Businesses for 2002, were $41.4 million compared to $11.2 million in 2001 due to the timing of the purchases of the Acquired Businesses.  Cost of product revenues were also higher during 2002 due to increased shipments of heavy-duty fuel cell modules for bus engines for European field trials and light-duty applications. Also included in cost of product revenues for 2002 is a provision of $6.4 million related to estimated warranty liabilities from firm orders received to supply bus engines for European field trials in 2003. This was offset by the reversal of accrued warranty liabilities for our Mark 900 fuel cell modules due to contractual expirations, lower production costs for our Mark 900 fuel cell module and the fact that the 2001 cost of product revenues included the manufacturing cost associated with our 250 kW stationary generator field trial program.

Cost of product revenues were $33.4 million during 2001, a decline of $1.2 million or 3% from 2000 because the 2000 comparative period included substantial manufacturing costs associated with BGS’s 250 kW stationary generator field trial programs. As well, based on our experience with the 250 kW stationary generator field trial programs and because of warranty expirations, we reduced our warranty liability during 2001. This was partly offset by an increase in the cost of revenues from Acquired Businesses during 2001 as compared to 2000.

Research and product development expenses for the year ended December 31, 2002 were $113.7 million, an increase of $36.5 million or 47% as compared to 2001. The increase primarily reflects the research and product development expenses of $57.2 million in 2002 from the Acquired Businesses for development of light and heavy-duty PEM fuel cell engines and subsystems, electric drive systems and power electronics, compared to $7.2 million of research and development expenditures from the Acquired Businesses in 2001. Excluding the expenses of the Acquired Businesses, research and product development expenses decreased by $13.5 million from 2001 due to the benefit of cost reduction initiatives in our Vancouver locations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Included in research and development for 2002 are costs of $27.4 million related to achieving predefined program milestones for our customers for which we earned engineering service revenue.

Research and product development expenses during 2001 were $77.2 million, an increase of $26.7 million or 53% as compared to the previous year. The increase was due to higher development activity related to fuel cell engineering and manufacturing processes, developing our Mark 900 fuel cells, stationary generators, portable power products and fuel processing systems, investments aimed at fuel cell cost reduction, and testing and preparation for commercial product launch. Research and development activity at the Acquired Businesses also contributed to the increase during 2001.

General and administrative and marketing expenses for the year ended December 31, 2002 were $22.6 million and $9.4 million, respectively.  As compared to 2001, this represents an $8.6 million or 61% increase in general and administrative expense and a $6.0 million or 177% increase in marketing expense. The increases primarily reflect the general and administrative and marketing expenses of the Acquired Businesses, which totaled $17.7 million in 2002 and $4.5 million in 2001. As well, general and administrative and marketing expenses (excluding the Acquired Businesses) have increased slightly from the comparative periods in 2001 due to the recognition of non-cash share compensation expense related to general and administrative activities as we prospectively adopted the new accounting standard for stock-based compensation in 2002.

General and administrative and marketing expenses for the year ended December 31, 2001 were $14.0 million and $3.4 million, respectively.  Compared to general and administrative and marketing expenses in 2000, this represents an increase of $6.4 million and $1.4 million, respectively. The increases reflect costs associated with implementing the business system processes and capabilities required in support of our commercial introduction of fuel cell products, and expenses from the Acquired Businesses.

Depreciation and amortization was $44.4 million for the year ended December 31, 2002, an increase of $33.3 million or 299% as compared to 2001. The increase reflects the amortization of intangible assets and depreciation of the property, plant and equipment of the Acquired Businesses of $32.9 million in 2002 compared to $2.2 million in the prior year.

Depreciation and amortization for 2001 was $11.1 million, an increase of $3.6 million as compared to 2000 primarily due to depreciation and amortization from the Acquired Businesses and from capital additions in 2001.

Investment and other income was $16.5 million for the year ended December 31, 2002, a decline of $8.0 million or 33% as compared to the prior year. Lower investment income resulting from a decline in interest rates and lower average balances of cash and short-term investments was partly offset by higher foreign exchange gains in 2002 relative to 2001.

During 2001, investment and other income was $24.5 million, a decline of $3.4 million or 12% from 2000 as a result of lower average balances of cash and short-term investments and lower interest rates, partly offset by higher foreign exchange gains in 2001 relative to 2000.

The following table provides a breakdown of our investment income, foreign exchange gains and other expenses, for the reported periods:

	Years ended December 31
(Expressed in thousands of U.S. dollars)	2002	2001	2000
Investment and other income	$10,763	$20,215	$26,793
Foreign exchange gain	5,777	4,314	1,109
	$16,540	$24,529	$27,902

The foreign exchange gains are primarily attributable to the effect of the changes in the value of the Canadian dollar relative to the U.S. dollar on our net Canadian dollar monetary assets.

Equity in loss of associated companies for the year ended December 31, 2002 was $2.3 million, a $21.2 million decrease relative to 2001. The decrease primarily reflects the change in accounting method for BPSAG and BPSC, which were previously recorded as equity investments, but following their acquisition by us are consolidated.

Equity in loss of associated companies for the year ended December 31, 2001 was $23.5 million, an increase of $1.6 million relative to the prior year. The higher loss was primarily the result of increased investment in research and development activities undertaken by associated companies.

Minority interest for the year ended December 31, 2002 was $30.9 million compared to $8.0 million during 2001. The increase reflects the 49.9% minority interest portion of BPSAG’s losses, partly offset by a reduced minority interest in the losses of BGS. This is due to the reduction in the minority interest in BGS from 31.7% in December 2001 to 13.2% in December 2002 resulting from the acquisition by us of the interests of ALSTOM and EBARA Corporation (“EBARA”) in BGS in December of 2002 and 2001, respectively.

Minority interest for the year ended December 31, 2001 was $8.0 million compared to $10.5 million in 2000. The $2.5 million decline resulted from lower net losses from BGS. This was partly offset by minority interest in losses of BPSAG.

Business integration and restructuring costs were $27.5 million during 2002 and $3.7 million during 2001. All of the 2001 costs and $16.5 million of the 2002 costs related to expenditures for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC. The remaining $11.0 million of expenses in 2002 represent severance, facility closure costs and asset write-downs associated with the Corporate Restructuring.

Gain on the issuance of shares by subsidiary was nil for the year ended December 31, 2002 and $1.0 million for the year ended December 31, 2001. The comparative amounts for 2001 and 2000 relate to the issuance of shares of BGS to FirstEnergy and ALSTOM during 2001 and to FirstEnergy, ALSTOM and EBARA in 2000.

License and royalty income (fees) was $2.4 million in 2002 compared to $1.8 million in 2001. The license income in 2002 represents the conversion of a $2.4 million prepaid license fee to an unassociated company into a secured three-year debenture, which resulted in the reversal of the previously expensed license fee. The 2001 income is for the granting of manufacturing rights by BGS to EBARA BALLARD Corporation (“EBARA BALLARD”) in exchange for an additional investment in EBARA BALLARD representing our proportionate share of financing by that company’s shareholders.  License fees of $7.7 million during 2000 include the payment of license fees for access to ALSTOM’s manufacturing technology and know-how. The 2000 amount also included the prepaid license fee made to an unassociated company to access intellectual property.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $376.9 million as at December 31, 2002, a decrease of $44.4 million from the end of 2001. The decrease was primarily driven by increased net losses (excluding non-cash items) of $110.0 million, higher working capital requirements of $16.5 million and capital spending of $20.3 million, partly offset by net proceeds from the issuance of share capital of $101.2 million. Included in cash used by operations and capital expenditures was the payment of $28.9 million of business integration and restructuring costs and related capital expenditures.

Cash used by operations was $126.4 million for the year ended December 31, 2002, compared to $54.8 million in 2001. Net cash losses were higher primarily due to the cash requirements of BPSAG and BPSC, acquired in November 2001, and business integration and restructuring costs. Non-cash working capital requirements resulted in cash outflows of $16.5 million driven primarily by an $11.0 million increase in accounts receivable due to higher revenues and a $16.6 million decline in accounts payable and accrued liabilities due to the net payment of $11.3 million for business integration and restructuring costs. These increases in non-cash working capital requirements were partly offset by a $7.8 million increase in accrued warranty liabilities primarily due to anticipated warranty expenditures on firm orders received to supply bus engines for European field trials and increased deliveries of light duty fuel cell modules.

Investing activities resulted in cash inflows of $121.7 million for the year ended December 31, 2002, primarily due to decreases in short-term investments of $140.8 million, partly offset by capital spending of $20.3 million.  The decrease in short-term investments resulted from changes in the duration of our investment portfolios to optimize investment returns. Capital spending was primarily for manufacturing equipment, lab and test equipment and for facility modifications related to the consolidation of locations.

Financing activities resulted in a cash inflow of $101.2 million for the year ended December 31, 2002. The increase was driven primarily from the net proceeds from the issuance of share capital resulting from an equity financing of $95.1 million ($100.2 million before share issue costs) and $6.1 million from the exercise of employee stock options.

As at December 31, 2002, we had 115,789,374 common shares, one Class A share and one Class B share issued and outstanding.  As at that date, we also had outstanding employee stock options to purchase 8,172,343 common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, we had cash, cash equivalents and short-term investments totaling $376.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, combustion engine power generator products, power electronics and electric drives, the purchase of equipment for our manufacturing facilities and the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including our success in executing the Corporate Restructuring, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

We expect to incur negative EBITDA (earnings before interest, taxes, depreciation and amortization) for the next several years as we continue to make investments in research and product development activities required to commercialize our products. However, assuming that we successfully execute our five-year plan, we believe that we will achieve positive EBITDA at the end of 2007.

For the year ended December 31, 2002, we expended $117.9 million of cash for ongoing operations and capital expenditures, which was below our guidance in the range of $122 million to $142 million due primarily to lower than expected capital expenditures, working capital requirements and research and development expenditures as well as higher revenues and unplanned foreign exchange gains. During 2002, we expended an additional $27.5 million for business integration and restructuring expenditures related to the acquisition of XCELLSIS and Ecostar, plus $1.4 million of spending related to the Corporate Restructuring. This was lower than our 2001 guidance of $36 million in cash requirements related to acquisition and business integration and restructuring costs as a result of the acquisition of BPSAG and BPSC.  The lower acquisition and business integration spending in 2002 was primarily due to less spending on integration projects than planned (mainly closure of facilities and information technology projects) and because a portion of expected expenditures were non-cash such as severance payments made in shares.

We expect that our cash requirements for ongoing operations and capital expenditures in 2003 will be approximately $80 million, plus an additional $9 million related to cash restructuring expenses.  This is a significant reduction from 2002 and will be achieved by decreasing our spending in all expense categories, reducing our capital expenditures and aggressively managing working capital.  The reduction in expenses will be achieved a number of ways.  2003 will be the first year we see the full impact of cost reduction initiatives and restructuring activities that were implemented in 2002 after the acquisition of BPSAG and BPSC.  We also expect product and technology development expenditures in 2003 will be reduced by the decision to defer certain programs, such as the 10 kW and 60 kW programs, the rationalization of our fuel processing business through a partnership, joint-venture, sale, licensing agreement or similar arrangement and by focusing on core programs and leveraging suppliers and partners to develop non-core technology, where possible.  As well, the move to a single functional structure will simplify and streamline the organization, further reducing our cash requirements.  Revenues for 2003 are expected to increase to $110 to $120 million, driven by higher light-duty automotive sales, delivery of the remaining bus engines for our European fuel cell bus program, sales of our Nexa™ power module and an increase in sales of non-fuel cell products such as electric drive systems, electric power converters, and natural gas and hydrogen fueled internal combustion gensets.  Some of the expected increase in revenues for 2003 is based on orders already received.

DaimlerChrysler and Ford have agreed in principle that, at our request, at any time after December 31, 2003, they will make an equity investment of a total of Cdn.$55 million (the “Equity Financing Obligation”), comprising Cdn.$30 million by DaimlerChrysler and Cdn.$25 million by Ford. As well, DaimlerChrysler and Ford have agreed in principle to provide an additional $97 million to fund expenses related to our next generation light-duty PEM fuel cell engine development program, subject to us achieving certain commercial and technical deliverables.  Up to $28.0 million of this funding may be in the form of an equity investment with the balance by way of engineering service revenue. To implement these commitments, a formal amendment to our alliance agreement with Ford and DaimlerChrysler must be executed. We waived the obligation of DaimlerChrysler and Ford to participate in our December 2002 equity financing, subject to their entering into a formal agreement on the Equity Financing Obligation before March 31, 2003.

We believe, assuming that we successfully execute our five-year plan (including its revenue and cost assumptions), our cash, cash equivalents and short-term investments, and the current (Cdn.$55 million) and proposed new ($97 million) commitments of DaimlerChrysler and Ford, will provide us with sufficient cash resources to fund our operations beyond 2007, significantly improving our ability to achieve positive cash flow from operations.

As at December 31, 2002 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$25,151	$4,273	$4,267	$2,159	$14,452
Purchase Commitments	3,843	3,551	292	—	—
Total Contractual Obligations	$28,994	$7,824	$4,559	$2,159	$14,452

We also had commitments to purchase $1.1 million of capital assets.  Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

In addition to these contractual obligations, we have issued a letter of credit in the amount of $0.9 million expiring December 6, 2003 related to a lease agreement for premises.

RISKS & UNCERTAINTIES

Our development and commercialization plans for Ballard PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics products which are presented in this News Release and Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are subject to a number of risks and uncertainties including those detailed below.

We are a development stage company and our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability, and performance required in a commercial product. To be commercially useful, certain of our PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics products must be integrated into products manufactured by original equipment manufacturers. There is no guarantee that original equipment manufacturers will manufacture appropriate products, or, if they do manufacture such products, that they will choose to use our products as components. There is also a risk that market acceptance might take longer to develop than anticipated and there is no guarantee that we will continue to develop, manufacture or market our product or components if market acceptance levels do not support the continuation of the product or component. Our business plan recognizes and, to the extent possible, attempts to manage these risks by pursuing diverse end markets for our PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics products. Within these markets, our commercialization plan is focused on products that we believe have a competitive advantage. We are developing components and subsystems for fuel cell systems that we are leveraging into non-fuel cell applications to further our technology, build recurring revenues, create distribution channels, reduce costs by increasing volumes and to develop the operating disciplines required to manufacture and sell commercial products. Additionally, the plan for product and market development is to work closely with strategic partners and key customers who together have the capability and understanding of specific markets to develop products that incorporate our products to meet consumer requirements.

The demonstration programs in portable, stationary, transportation, and other applications that are required for development and testing of our products in actual field operations entail significant risks. These risks include problems or delays in demonstrations due to technical difficulties, inability to meet design performance goals, including power output, life and reliability and, for transportation applications, the risk of motor vehicle accidents. We mitigate these risks to the extent possible through detailed project management, formal design reviews, reviews by external experts, contingency plans which anticipate likely problems, safety reviews, training and testing programs related to the operation and maintenance of fuel cells for portable power products and stationary generators, fuel cell engines for transportation, combustion engine power generators, electric drives and power electronics, and by carrying appropriate liability insurance. However, there can be no assurance that the demonstrations will be successful in meeting our product development, market development and commercialization objectives.

PEM fuel cell vehicles utilize a different fuel than gasoline. The construction of a system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties. There is no guarantee that an adequate fuel distribution infrastructure will be built. Also, the fuel delivered through such distribution infrastructure may have a higher price than consumers are willing to pay, due to the cost of the delivery system and the cost of the fuel itself. If consumers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop. Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored in vehicles to provide comparable range to that of an internal combustion engine vehicle. Our automotive customers have reached consensus that their first commercial PEM fuel cell vehicles will be hydrogen-fueled. We are focusing our development activities on hydrogen-based systems to meet our customers’ needs. The California Fuel Cell Partnership, a collaboration of automotive manufacturers, energy companies, fuel cell technology companies and government agencies, is working to successfully demonstrate fuel cell technology, create public awareness and solve common issues, including fuel infrastructure, along the path to commercialization of fuel cell vehicles. This increased visibility and greater public awareness of the technology and its advantages helps to create political will to put government policies and programs in place that will speed up the adoption of fuel cells and the development of a hydrogen infrastructure. Globally, governments continue to support fuel cells through a variety of programs, including funding the development of a fuel infrastructure (such as the recent Freedom Car and Hydrogen Fuel initiative, which is proposing funding for fuel cell vehicle and hydrogen fuel research and development over the next five years), support for vehicle demonstrations, and the development and field testing of portable and stationary fuel cell power generators and light-duty vehicles.

Within Europe, the United States, Canada, Japan and China, there are a number of competitors actively engaged in the development of PEM fuel cell products, carbon fiber products, combustion engine power generator products, electric drives and power electronics. Each of these competitors has the potential to capture or retain market share in various markets to our detriment. Many of these companies are very large in comparison to us and have extensive manufacturing, marketing, and sales capabilities. We seek to maintain our technology lead through our strong intellectual property position, which will act as a barrier against competitors, and by continuing to invest in technology development. However, there can be no assurance that our present or future issued patents will protect our technology lead. Our patents that have been obtained or applied for will expire during the period from 2009 to 2022. We also rely upon know-how and trade secrets to maintain our technology lead. However, there is no assurance that this information can be completely protected.

In addition to the competition faced from other fuel cell manufacturers, Ballard® fuel cell products must also compete with alternative power products (such as advanced batteries and hybrid battery / internal combustion engines), new alternative power technologies, including other types of fuel cells, current power technologies and improvements to current power technologies. Our commercialization plan seeks to overcome this competition by focusing on fuel cell products where a competitive advantage exists and by relying on the large overall size of the portable and stationary power generation and transportation markets to ensure a sufficient market for our products. Additionally, we are leveraging our components and subsystems into non-fuel cell markets to create early revenue and further develop our fuel cell technology.

One of our markets is for stationary fuel cell power generators. This market is being driven by deregulation and restructuring of the electric utility industry globally and the increasing energy needs of utilities, independent power producers and end users. The deregulation of the electric utility industry is subject to government policies that will, over time, determine its pace and extent. Changes in government and public policy over time could impact deregulation and therefore adversely affect our schedule for commercializing stationary power generators. We seek to manage this risk by focusing on fuel cell products where a clear competitive advantage over conventional power sources exists and by relying on the large overall size of the international stationary power markets, many of which are already deregulated, to mitigate the effects of government policy changes in any one jurisdiction.

Two drivers for the market for Ballard® fuel cell transportation products are environmental policies and energy security concerns. Unfavorable government action related to environmental policies could have an adverse effect on our outlook and result in delays in the introduction of our products. For example, the California Air Resources Board has recently recommended delaying implementation of the Zero Emission Vehicle (ZEV) mandate in California until 2005, and New York and Massachusetts have proposed delaying their ZEV mandates until 2007. The proposed ZEV regulations in California require that 10% of vehicles sold beginning in 2005 be ZEVs with at least 1% of the requirements being met by true zero-emission vehicles. We plan to have fuel cells available to meet the requirements of automotive companies, many of which are planning to introduce their first fuel cell vehicles before 2005, leading to a mass market product introduction between 2010 - 2015. The ZEV regulations that impact buses and large transit agencies (over 200 buses) in California are separate from the regulations for cars and light-duty trucks. Under the bus regulations, each transit agency that is choosing a diesel path is required to participate in a zero-emission bus (ZEB) demonstration program and report on the results in 2005. Then, beginning in 2008, 15% of their new fleet purchases are to be ZEBs. Any changes in the California regulations may affect the timing of this introduction. However, there can be no assurance that transit agencies will purchase buses powered by Ballard® fuel cell engines when available. We mitigate, to the extent possible, the effects of changes in government regulations by developing products for diverse uses and diverse geographic locations, such as the European Fuel Cell Bus Program, where 10 European cities will each demonstrate three fuel cell buses, powered by Ballard® fuel cells. We also maintain relations with relevant government agencies to ensure that they have the appropriate information about fuel cell commercialization progress and timelines when making revisions to regulations.

The Corporate Restructuring involves implementation of our five-year plan. There are no assurances that we can achieve the benefits we expect from the Corporate Restructuring. In addition, narrowing the scope of our development activities may not provide the acceleration in product commercialization that we anticipate. The Corporate Restructuring may not improve or speed our product delivery and does not guarantee that we can leverage relationships with suppliers for the development of non-core technology. To successfully implement the Corporate Restructuring, we have eliminated our divisional structure, consolidated facilities and have begun a 28% workforce reduction that will continue throughout 2003.

As described under “Cash Flows, Liquidity and Capital Resources”, if we experience significant cost overruns on any of our programs, if the Corporate Restructuring is more costly than we anticipate, or if the cost savings realized from the Corporate Restructuring are much lower than our estimate and we cannot obtain additional funds to cover such overruns, certain research and development activities and the additions to manufacturing capacity may be delayed or eliminated, resulting in changes or delays to our commercialization plans. We cannot predict with certainty our future revenues or results from our operations, and the benefits of our five-year plan are based on revenue assumptions. In addition, we regularly review acquisition opportunities and may consider expanding our business beyond what is currently contemplated in our five-year plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity. We seek to mitigate this risk by securing funding commitments from a variety of sources and through adjustments to our implementation plan, by maintaining a substantial cash reserve, by being financially conservative in our expenditures and by maintaining good communications with investors and investment bankers to gain access to the public equity markets.

We are also subject to normal operating risks such as credit risks and foreign currency risks. Our credit risks are minimal, as our customers are mainly large corporations and governments. Foreign currency sales and purchases are made mainly in Euros and Canadian dollars. Over time Euro and Canadian dollar cash balances are matched, to the extent possible, to planned purchases in Euro or Canadian dollars. In addition, where we have planned foreign currency expenditures or large foreign currency purchase commitments, which exceed our Euro or Canadian dollar cash balances, we may enter into forward contracts to reduce our exposure. This approach reduces our exposure to material foreign currency exchange fluctuation risk.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Expressed in thousands of U.S. dollars, except per share amounts.)

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
Year ended December 31, 2002
Revenue	$29,292	$28,035	$21,498	$12,112
Net loss	$(35,349)	$(40,192)	$(21,473)	$(50,717)
Net loss per share	$(0.33)	$(0.38)	$(0.20)	$(0.48)
Weighted average common shares outstanding (000s)	105,882	105,344	105,286	105,024

Year ended December 31, 2001
Revenue	$13,321	$9,666	$9,376	$3,841
Net loss	$(36,025)	$(20,352)	$(25,721)	$(14,063)
Net loss per share	$(0.37)	$(0.22)	$(0.28)	$(0.16)
Weighted average common shares outstanding (000s)	96,559	90,483	90,309	89,462

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

December 31

Unaudited

	2002	2001
Assets

Current assets:
Cash and cash equivalents	$237,233	$140,774
Short-term investments	139,637	280,475
Accounts receivable	28,313	17,312
Inventories	26,134	28,046
Prepaid expenses	2,029	873
	433,346	467,480

Property, plant and equipment	97,899	109,006
Intangible assets	156,024	170,453
Goodwill (note 2)	200,639	184,930
Investments	26,546	26,241
Other long-term assets	3,349	1,209
	$917,803	$959,319

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$46,749	$58,111
Deferred revenue	4,492	1,944
Accrued warranty liabilities	25,637	17,818
	76,878	77,873

Long-term liabilities	11,408	7,723
Minority interest	4,726	36,517
	93,012	122,113

Shareholders' equity:
Share capital (note 3)	1,187,127	1,051,811
Accumulated deficit	(362,100)	(214,369)
Cumulative translation adjustment	(236)	(236)
	824,791	837,206
	$917,803	$959,319
See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Accumulated Deficit

(Expressed in thousands of U.S. dollars, except per share amounts)

Unaudited

	Three months ended December 31		Years ended December 31
	2002	2001	2002	2001	2000
Revenues:
Product revenues	$19,280	$12,635	$55,982	$32,050	$25,797
Engineering service and other revenue	10,012	686	34,955	4,154	—
Total revenues	29,292	13,321	90,937	36,204	25,797

Cost of revenues and expenses:
Cost of product revenues	24,730	16,344	67,114	33,415	34,578
Research and product development	26,764	21,954	113,736	77,197	50,512
General and administrative	4,637	5,639	22,613	14,005	7,575
Marketing	2,379	464	9,407	3,391	1,960
Depreciation and amortization	10,301	4,750	44,399	11,139	7,495
Capital taxes	54	378	244	444	677
Total cost of revenues and expenses	68,865	49,529	257,513	139,591	102,797

Loss before undernoted	(39,573)	(36,208)	(166,576)	(103,387)	(77,000)
Investment and other income	3,939	4,655	16,540	24,529	27,902
Equity in loss of associated companies	(714)	(5,096)	(2,298)	(23,541)	(21,947)
Minority interest	9,526	4,312	30,944	8,002	10,526
Business integration and restructuring costs (note 5)	(11,055)	(3,700)	(27,532)	(3,700)	—
Gain on issuance of shares by subsidiary	—	58	—	997	15,561
License and royalty income (fees)	2,383	82	2,383	1,797	(7,687)

Loss before income taxes	(35,494)	(35,897)	(146,539)	(95,303)	(52,645)
Income taxes	(145)	128	1,192	858	1,187
Net loss for period	(35,349)	(36,025)	(147,731)	(96,161)	(53,832)
Accumulated deficit, beginning of period	(326,751)	(178,344)	(214,369)	(118,208)	(64,376)
Accumulated deficit, end of period	$(362,100)	$(214,369)	$(362,100)	$(214,369)	$(118,208)
Basic and diluted loss per share	$(0.33)	$(0.37)	$(1.40)	$(1.05)	$(0.61)
Weighted average number of common shares outstanding	105,882,270	96,559,000	105,386,420	91,382,814	87,801,559

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

Years ended December 31

Unaudited

	2002	2001	2000
Cash provided by (used for):
Operating activities:
Net loss for period	$(147,731)	$(96,161)	$(53,832)
Items not affecting cash:
Gain on issuance of shares by subsidiary	—	(997)	(15,561)
License and royalty income (fees)	(2,383)	(1,797)	5,427
Compensatory shares	6,881	—	—
Depreciation and amortization	50,602	14,638	8,440
Loss on sale and writedowns of property, plant and equipment	11,658	—	—
Equity in loss of associated companies	2,298	23,541	21,947
Minority interest	(30,944)	(8,002)	(10,526)
Other	(334)	(144)	437
	(109,953)	(68,922)	(43,668)
Changes in non-cash working capital:
Accounts receivable	(11,001)	11,020	2,175
Inventories	1,912	(3,884)	(5,647)
Prepaid expenses	(1,156)	(73)	345
Accounts payable and accrued liabilities	(16,615)	5,714	4,498
Deferred revenue	2,548	1,122	(313)
Accrued warranty liabilities	7,819	235	5,259
	(16,493)	14,134	6,317
Cash used by operations	(126,446)	(54,788)	(37,351)

Investing activities:
Net decrease (increase) in short-term investments	140,838	21,512	(131,141)
Additions to property, plant and equipment	(20,340)	(18,329)	(20,153)
Proceeds on sale of manufacturing rights	—	3,362	—
Proceeds on sale of property, plant and equipment	1,085	722	—
Investments	(2,603)	(14,444)	(25,335)
Acquisition of other companies (note 4)	(343)	(27,714)	-
Other long-term assets	243	(142)	(848)
Long-term liabilities	2,863	(110)	—
	121,743	(35,143)	(177,477)
Financing activities:
Net proceeds on issuance of share capital	101,239	47,331	318,169
Proceeds on issuance of shares by subsidiary	—	2,352	23,737
Other	(77)	(77)	(74)
	101,162	49,606	341,832
Foreign exchange loss on cash and cash equivalents denominated in foreign currency	—	(195)	—
Increase (decrease) in cash and cash equivalents	96,459	(40,520)	127,004
Cash and cash equivalents, beginning of year	140,774	181,294	54,290
Cash and cash equivalents, end of year	$237,233	$140,774	$181,294

Supplemental disclosure of cash flow information (note 6).

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

Years ended December 31, 2002, 2001 and 2000

Unaudited

1.              Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as Ballard’s (“the Company”) 2001 Annual Report except as described in Notes 2 and 3 below.  The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Company’s 2001 Annual Report has not been included in this report.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2001 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.              Goodwill:

On July 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) on business combinations.  The Company has adopted this new standard prospectively.  The recommendations require that all acquisitions completed after June 30, 2001 be accounted for using the purchase method.

The Company’s acquisitions completed after June 30, 2001, have been recorded under these new recommendations.

As of January 1, 2002, the Company adopted the standard in Section 3062 “Goodwill and Other Intangible Assets” of the CICA Handbook to be applied prospectively.  Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings.  At year end, the Company tested for goodwill impairment in each of the reporting units using a discounted cash flow and cost methodology and determined that there was no impairment of goodwill.

For the year ended December 31, 2001, the Company recorded $58,000 of goodwill amortization (2000 - $nil).

3.              Share capital:

Effective January 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors as the exercise price is equal to the market price of the stock on the date of grant.

If compensation costs for the Company’s employee stock options issued in 2002 had been determined using the fair value method of accounting for stock-based compensation, for the year ended December 31, 2002 the Company’s net loss would have increased by $10,205,000 to $157,936,000 and by $0.10 per share to $1.50 per share.

Options issued in 2002 had a weighted average fair value of $18.01 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	7 years
Expected dividends	nil
Expected volatility	74%
Risk-free interest rate	5.0%

During the year ended December 31, 2002, options were granted with vesting periods of between two and three years.

Under the new accounting standard, the Company’s share distribution plan is deemed to be compensatory.  Compensation expense of $6,881,000 was charged against income during the year ended December 31, 2002 for shares distributed and to be distributed under the plan.

Warrants to purchase 450,000 common shares of the Company for an exercise price of $16.34 per common share expired on October 29, 2002.

In 2002, the Company acquired $2,378,000 of intellectual property from a related party in exchange for common shares of the Company.

In 2002, the Company entered into an agreement with DaimlerChrysler AG (“DaimlerChrysler”) to issue 221,356 common shares for the acquisition of intellectual property.  The transaction is expected to be completed in 2003.

During 2001, the Company and DaimlerChrysler entered into a forward sale agreement, whereby the Company will acquire DaimlerChrysler’s remaining 49.9% interest in Ballard Power Systems AG (“BPSAG”) on or before November 15, 2004 in exchange for 7,613,212 shares, such that the Company ultimately will own 100% of BPSAG.

Also during 2001, the Company entered into an agreement by which FirstEnergy Corp. (“FirstEnergy”) (formerly GPU International Inc.) will exchange its shares in Ballard Generation Systems Inc. (“BGS”) in return for the Company’s common shares.  The Company will receive FirstEnergy’s 13.2% interest in BGS in return for issuing to FirstEnergy 1,366,063 common shares in the Company.  The transaction is expected to close in 2003.

As at December 31, 2002, 115,789,374 common shares were outstanding and 8,172,343 options to purchase common shares were outstanding.

4.              Step Acquisition of Ballard Generation Systems Inc.

On December 18, 2002, the Company purchased all BGS shares owned by ALSTOM Canada Inc. (“ALSTOM”) representing 18.2% of BGS’s outstanding shares.  The purchase price was $30,453,000, including $30,110,000 funded through the issuance of 2,500,000 common shares and $343,000 of transaction costs.  The value of each common share issued of $12.04 is based on the average quoted market price of the Company’s common shares around the announcement date of the acquisition, being December 18, 2002.  The acquisition of the minority interest has been accounted for by the purchase method.  Based on a preliminary allocation, $1,050,000 of the purchase price has been allocated to net tangible assets, $14,996,000 has been allocated to intangible assets and $14,407,000 has been allocated to goodwill.  Due to the transaction occurring in December, a complete valuation has not yet been performed.  Upon the completion of this transaction, the Company owned 86.8% of BGS and FirstEnergy owned 13.2%.

5.              Business Integration and Restructuring Costs:

During 2002, the Company announced an organizational restructuring which provides for a significant reduction in cash consumption through a reduction of approximately 400 employees.  The Company recorded $10,980,000 in restructuring expenses in connection with the Company’s organizational restructuring of which $5,047,000 remained in liabilities at December 31, 2002.  In addition, in connection with the acquisition of BPSAG and Ballard Power Systems Corporation (“BPSC”), integration expenses of $16,552,000 (2001 - $3,700,000) were recorded in 2002.  At December 31, 2002, the balance of liabilities relating to integration activities from the acquisition of BPSAG and BPSC was $1,337,000 (2001 - $17,723,000).  Business integration and restructuring costs relate to severance payments, facility closure costs, asset write-downs and other expenditures related to integration.

6.              Supplemental disclosure of cash flow information:

	2002	2001	2000
Income taxes paid	$1,009	$1,716	$33
Non-cash financing and investing activities:
Compensatory shares (note 3)	$1,589	$—	$—
Issuance of shares by subsidiary for license received	—	—	5,427
Common shares issued for long-term investments	—	9,338	—
Common shares issued for other expenses	—	—	437
Common shares issued for acquisitions (note 4)	30,110	260,977	—
Common shares issued to acquire intangible assets (note 3)	2,378	—	—

7.              Segmented financial information:

As a result of the acquisition of BPSAG and BPSC, the Company changed the way it managed its business with respect to making operating decisions and assessing performance.  As a result, the Company changed its segmented disclosure into five reportable segments:  Technology and Corporate, Power Generation, Transportation, Electric Drives and Power Conversion, and Material Products.

Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane (“PEM”) fuel cells and corporate administrative services.  The Power Generation segment develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable products to larger stationary generators.  The Transportation segment develops, manufactures and markets PEM fuel cell components and complete PEM fuel cell engines for the transportation market.  The Electric Drives and Power Conversion segment develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators.

The Material Products segment develops, manufactures and markets carbon fiber products to automotive manufacturers for automatic transmissions and gas diffusion electrode materials to the PEM fuel cell industry.

The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

2002	Technology and Corporate	Power Generation	Transpor- tation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$2,367	$66,502	$8,750	$15,346	$92,965
Elimination of intersegment revenues	—	(6)	(4)	(731)	(1,287)	(2,028)
Total revenues from external customers	$—	$2,361	$66,498	$8,019	$14,059	$90,937
Segment loss for period	$(56,498)	$(19,612)	$(54,742)	$(37,771)	$(54)	$(168,677)
Segment assets	$467,241	$68,694	$169,296	$191,277	$21,295	$917,803
Investments in investees subject to significant influence	$—	$1,718	$—	$—	$—	$1,718
Goodwill	$—	$26,622	$68,789	$103,413	$1,815	$200,639
Depreciation and amortization	$11,362	$3,802	$16,619	$17,439	$1,380	$50,602
Additions to property, plant & equipment	$10,843	$104	$4,587	$4,000	$806	$20,340
Additions to goodwill	$—	$14,610	$—	$686	$508	$15,804

Reconciliation of net loss for period
Segment loss for period						$(168,677)
Investment and other income						16,540
License and royalty income (fees)						2,383
Business integration and restructuring costs						(27,532)
Minority interest						30,944
Other						(197)
Loss before income taxes						$(146,539)

In 2002, revenues of the Transportation segment included sales to three customers that exceeded 10% of total revenue in the amounts of $10,700,000, $27,551,000 and $16,632,000.  In addition two of those same customers accounted for sales of $1,434,000 and $2,100,000 in the Electric Drives and Power Conversion segment.  Also, one other customer accounted for sales of $10,062,000 in the Material Products segment.

2001	Technology and Corporate	Power Generation	Transpor- tation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$4,039	$24,292	$520	$9,752	$38,603
Elimination of intersegment revenues	—	(470)	—	(16)	(1,913)	(2,399)
Total revenues from external customers	$—	$3,569	$24,292	$504	$7,839	$36,204
Segment income (loss) for period	$(60,148)	$(21,094)	$(38,104)	$(8,067)	$929	$(126,484)
Segment assets	$495,412	$47,234	$199,340	$201,122	$16,211	$959,319
Investments in investees subject to significant influence	$—	$2,828	$—	$—	$—	$2,828
Goodwill	$—	$12,012	$68,884	$102,727	$1,307	$184,930
Depreciation and amortization	$9,995	$1,395	$1,323	$1,303	$622	$14,638
Additions to property, plant & equipment	$17,396	$195	$—	$—	$738	$18,329
Additions to goodwill	$—	$12,012	$68,884	$102,727	$1,365	$184,988

Reconciliation of net loss for period
Segment loss for period						$(126,484)
Investment and other income						24,529
License and royalty income (fees)						1,797
Gain on issuance of shares by subsidiary						997
Business integration and restructuring costs						(3,700)
Minority interest						8,002
Other						(444)
Loss before income taxes						$(95,303)

In 2001, revenues for the Transportation segment include sales to two customers that exceeded 10% of total revenue in the amounts of $7,101,000 and $4,366,000. Revenues for the Material Products segment include sales to one customer of $6,100,000.

2000	Technology and Corporate	Power Generation	Transpor- tation	Electric Drives and Power Conversion	Material Products	Total
Total revenues for reportable segments	$—	$11,876	$18,637	$—	$—	$30,513
Elimination of intersegment revenues	—	—	(4,716)	—	—	(4,716)
Total revenues from external customers	$—	$11,876	$13,921	$—	$—	$25,797
Segment loss for period	$(34,324)	$(18,889)	$(41,659)	$(3,398)	$—	$(98,270)
Segment assets	$544,468	$51,011	$38,636	$31,232	$—	$665,347
Investments in investees subject to significant influence	$—	$642	$31,358	$31,232	$—	$63,232
Goodwill	$—	$—	$—	$—	$—	$—
Depreciation and amortization	$7,089	$1,351	$—	$—	$—	$8,440
Additions to property, plant & equipment	$19,410	$743	$—	$—	$—	$20,153

Reconciliation of net loss for period
Segment loss for period						$(98,270)
Investment and other income						27,902
License and royalty income (fees)						(7,687)
Gain on issuance of shares by subsidiary						15,561
Business integration and restructuring costs						—
Minority interest						10,526
Other						(677)
Loss before income taxes						$(52,645)

Revenues for the Transportation segment include sales to two customers that exceeded 10% of total revenue in the amounts of $2,991,000 and $3,003,000.  Revenues for the Power Generation segment include sales to one customer of $8,631,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2002		2001		2000
	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill
Canada	$2,947	$81,078	$3,567	$80,378	$1,910	$52,322
United States	40,320	134,474	14,317	129,139	4,624	88
Japan	16,918	—	11,929	—	5,969	—
Germany	29,353	82,986	5,952	84,419	13,129	2,070
Other countries	1,399	—	439	—	165	—
	$90,937	$298,538	$36,204	$293,936	$25,797	$54,480

8.              Financial instruments:

At December 31, 2002 and 2001, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.  Short-term investments have a fair value of $141,497,000 as at December 31, 2002 (2001 - $281,742,000).  Long-term receivables are at market terms and accordingly, fair values approximate carrying values.  The fair value of investments accounted on the cost basis is not practical to determine because the investments are not publicly traded.

The Company enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  The purpose of the Company’s foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

At December 31, 2002, the Company has forward exchange contracts to purchase 18,439,591 Euros. If the Company were to settle its outstanding forward exchange contracts it would receive $1,555,093.  As these forward foreign exchange contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, natural gas and hydrogen generator sets and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and First Alert/Powermate, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Nexa is a trademark of Ballard Power Systems Inc.